Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

AMERICAN RAILCAR INDUSTRIES, INC.

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These Second Amended and Restated Articles of Incorporation of American Railcar Industries, Inc. hereby supersede the Amended and Restated Articles of Incorporation of American Railcar Industries, Inc., dated as of June 30, 2009, and all amendments thereto.

ARTICLE I.

The name of the corporation (the “Corporation”) is: AMERICAN RAILCAR INDUSTRIES, INC.

ARTICLE II.

The address of the registered office of the Corporation in the State of North Dakota is: c/o CT Corporation System, 120 W. Sweet Avenue, City of Bismarck, County of Burleigh, North Dakota, 58504. The name of the commercial registered agent of the Corporation at such address is CT Corporation System.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Act of the State of North Dakota.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, each of which shall have a par value of one cent ($0.01) per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE VI.

Elections of directors need not be by written ballot.

ARTICLE VII.

(a)  No director shall be personally liable to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 10-19.1-95 of the North Dakota Business Corporations Act or Section 10-04-17 of the North Dakota Century Code, or any successor provisions thereto, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this ARTICLE VII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

(b)  The Corporation may, to the fullest extent permitted by the Corporation Laws of the State of North Dakota, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify thereunder from and against any and all of the expenses, liabilities and other matters referred to or covered therein, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which a person indemnified may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

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